UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

Information Statement under Section 14(f)

of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder

Commission File Number 000-55242

Cimarron Medical, Inc.
(Exact Name of Registrant as Specified in its Charter)

Utah	87-0543922
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10 W. Broadway, Ste. 700 Salt Lake City, UT	84101
(Address of principal executive offices)	(Zip Code)

(801) 532-3080

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, No Par Value

FORWARD-LOOKING STATEMENTS

All descriptions of the Merger (described below), anticipated terms, anticipated consequences and anticipated related events and transactions set forth in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause the proposed transactions relating to the Merger not to be consummated or may cause the actual terms and consequences of the Merger and related events and transactions to be materially different from those anticipated in the descriptions in this Information Statement, including the risks that (i) the closing conditions to the Merger are not satisfied, (ii) the stockholders of Sun BioPharma, Inc. do not approve the Merger and related transactions, (iii) we are unable to perform our closing obligations with respect to the Merger Agreement (described below).

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

GENERAL

This Information Statement on Schedule 14F-1 is being provided to holders of the Common Stock, no par value (the “Common Stock”) and Series A Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), of Cimarron Medical, Inc. (the “Company,” “we,” “our” or “us”) as of August 24, 2015, pursuant to Section 14(f) of the Securities Exchange Act, as amended, and Rule 14f-1 promulgated thereunder. You are receiving this Information Statement in connection with a change in control of our Company, including a change in the composition of its Board of Directors.

This Information Statement is filed with the Securities and Exchange Commission (the “SEC”) and mailed our stockholders on or about August 24, 2015.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED WITH RESPECT TO THE MATTERS DISCUSSED HEREIN

BACKGROUND

As previously announced, on June 12, 2015, the Cimarron Medical, Inc. (“Company”), Sun BioPharma, Inc. (“Sun BioPharma”) and SB Acquisition Corporation, a wholly owned subsidiary of the Company (“Merger Subsidiary”) entered into an Agreement and Plan of Merger, which was amended on August 3, 2015 (as amended, the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Subsidiary will merge with and into Sun BioPharma (the “Merger”). Upon completion of the Merger, the separate corporate existence of Merger Subsidiary will cease, and Sun BioPharma will continue as the surviving corporation and as a wholly owned subsidiary of our Company. The Merger is expected to close on or about September 3, 2015, subject to the satisfaction or waiver of customary closing conditions. There are no other arrangements or understandings involving control persons of the Company with respect to the election of directors.

In connection with the entry into the Merger Agreement, on June 12, 2015, Sun BioPharma has appointed, and the Company and our Board of Directors have consented to the appointment of each of Michael T. Cullen, David Kaysen, Thomas X. Neenan, Paul W. Schaffer, Suzanne Gagnon and D. Robert Schemel(collectively, the “New Directors”) to serve as directors of the Company effective as of the later of (a) 10 days after the mailing of this Information Statement to our stockholders and (b) a “closing” under the Merger Agreement (such event, the “Change of Control”). Separately, each of our current directors and officers has tendered their resignation from all positions with our Company, also effective as of the Change of Control.

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VOTING SECURITIES AND PRINCIPAL HOLDERS

As of August 24, 2015, we had issued and outstanding 1,450,322 shares of Common Stock, and 200,119 shares of preferred stock, all of which are designated Series A Preferred Stock. Each share of Common Stock is entitled to one vote, and each share of Series A Preferred Stock is entitled to one vote for each share of Common Stock into which such share of Series A Preferred Stock could then be converted, which, as of August 24, 2015, was approximately 1.205 votes per share (each share of Series A Preferred Stock could then be converted into a number of shares of Common Stock equal to $1.00/$0.83), with fractional votes on an as-converted basis (after aggregating all shares into which such shares of Series A Preferred Stock held by each holder could be converted) rounded to the nearest whole number (with one-half being rounded upward). If the Change of Control had occurred as of the same date, we would have had issued and outstanding 29,305,306 shares of Common Stock and no shares of Series A Preferred Stock.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our Common Stock as of August 24, 2014 (as if all securities to be issued under the Merger Agreement were issued as of that date) by (i) each of the persons expected to serve as executive officers after the Merger; (ii) each of the New Directors; (iii) all of those executive officers and New Directors as a group, and (iv) other persons known or anticipated by us to hold more than 5% of our outstanding shares of Common Stock after giving effect to the Merger. The following table does not include shares that may be sold or acquired pursuant to the Stock Transactions described under the heading “Related Party Transactions” later in this Information Statement.

Beneficial ownership is determined in accordance with the rules of the SEC. To our knowledge and subject to applicable community property laws, each of the holders of stock listed below has sole voting and investment power as to the stock owned unless otherwise noted. The table below includes the number of shares underlying options that are exercisable within 60 days of August 21, 2014. Except as otherwise noted below, the address for each director or officer listed in the table is c/o Sun BioPharma, Inc., 712 Vista Blvd #305, Waconia, Minnesota 55387.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Outstanding Shares
Executive Officers and Directors
Michael T. Cullen	4,265,764	(1)	14.2%
David B. Kaysen	–		–
Dan Ryweck	–		–
Thomas X. Neenan	840,000	(2)	2.8%
Suzanne Gagnon	810,000	(3)	2.7%
Paul W. Schaffer	983,296	(4)	3.4%
D. Robert Schemel	3,727,836	(5)	12.7%

Executive officers and directors as a group (7 persons)	10,626,896	(6)	36.0%

Other Beneficial Owners:
Ryan R. Gilbertson 1675 Neal Ave Delano, MN 55328	7,693,936	(7)	23.6%

Clifford F. McCurdy III 15625 West Hwy 318 Williston, FL 32696	2,660,000	(8)	8.8%

Douglas Polinsky 328 Barry Ave S. #210 Wayzata, MN 55391	2,494,852	(9)	8.0%

Paul M. Herron 105 Cypress Lagoon Court Ponte Vedra Beach, FL 32082	2,309,860	(10)	7.9%

Christopher Johnson 8615 Eagle Creek Circle Minneapolis, MN 55378	2,005,824	(11)	6.7%

________________

1	Includes 1,845,764 shares held by the Cullen Living Trust and 800,000 shares subject to stock options.

2	Includes 440,000 shares subject to stock options.

3	Includes 10,000 shares held by the Gagnon Family Trust and 400,000 shares subject to stock options.

4	Includes 89,092 shares held by the Paul Shaffer Trust.

5	Includes 2,833,548 shares held by spouse and 200,000 shares subject to warrants held jointly with spouse.

6	Includes 2,440,000 shares subject to stock options.

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Includes 1,923,208 shares subject to options, 800,000 shares subject to warrants, and an estimated 444,444 potentially issuable pursuant to convertible promissory notes. Also includes an estimated 177,776 shares potentially issuable pursuant to convertible promissory notes held by Total Depth Foundation.

8	Includes 820,000 shares subject to stock options.

9	Includes 1,250,408 shares subject to options and 444,444 shares subject to warrants.

10	Includes 414,860 shares held jointly with spouse, 20,000 shares subject to options and 50,000 shares subject to warrants.

11

Includes 80,000 shares held jointly with spouse and 1,116,936 shares held by Providence Investments LLC. Mr. Johnson has sole voting and dispositive power with respect to securities held in the name of Providence Investments LLC.

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DIRECTORS AND EXECUTIVE OFFICERS

As of the Change of Control, our directors and executive officers will be as follows.

Name	Age	Position
Michael T. Cullen	69	Executive Chairman of the Board and Director
David B. Kaysen	65	Chief Executive Officer and Director
Dan Ryweck	50	Chief Financial Officer
Thomas X. Neenan	56	Chief Scientific Officer and Director
Suzanne Gagnon	58	Chief Medical Officer and Director
Paul W. Schaffer	72	Director
D. Robert Schemel	60	Director

The following summarizes the background of each such executive officer and appointed director.

Executive Officers

Michael T. Cullen, M.D., M.B.A. will serve as the Executive Chairman of the Board and as a director of our Company upon the effective time of the Merger. Dr. Cullen brings 25 years of pharmaceutical experience to our Company, including expertise in working with development-stage companies in planning, designing and advancing drug candidates from preclinical through clinical development. Dr. Cullen co-founded Sun BioPharma and has served as a member of its board of directors since September 2011 and as its Chairman since March 2012 and he has served as its Executive Chairman since July 2015. Dr. Cullen previously served as its Chief Medical Officer from October 2012 to December 2014 and as its President from December 2014 to July 2015. He developed several oncology drugs as Chief Medical Officer for MGI Pharma Inc. from 2000 to 2008, and previously at G.D. Searle, SunPharm Corporation, and as Vice President for Clinical Consulting at IBAH Inc., the world’s fifth largest contract research organization, where he provided consulting services on business strategy, creating development plans, regulatory matters and designing clinical trials for several development stage companies in the pharmaceutical industry. Dr. Cullen was also a co-founder and Chief Executive Officer of IDD Medical, a pharmaceutical start-up company. Dr. Cullen joined 3M Pharmaceuticals in 1988 and contributed to the development of cardiovascular, pulmonary and immune-response modification drugs. Over the course of his career Dr. Cullen has been instrumental in obtaining the approval of ten drugs, including three (3) since 2004: Aloxi®, Dacogen® and Lusedra®. Board-certified in Internal Medicine, Dr. Cullen practiced from 1977 to 1988 at Owatonna Clinic, Owatonna, MN, where he served as president. Dr. Cullen earned his MD and BS degrees from the University of Minnesota and his MBA from the University of St. Thomas and completed his residency and Board certification in Internal Medicine at the University of North Carolina in Chapel Hill and Wilmington, NC.

David B. Kaysen will serve as our Chief Executive Officer and as a director of our Company upon the effective time of the Merger. Mr. Kaysen has served as the Chief Executive Officer and as a director of Sun BioPharma since July 2015. Prior to joining the Company, Mr. Kaysen was a self-employed medical technology consultant since April 2013. Mr. Kaysen previously was the President, Chief Executive Officer and a board member of Uroplasty, Inc. from May, 2006 through April 2013.

Thomas X. Neenan, Ph.D. will serve as our Chief Scientific Officer and as a director of our Company upon the effective time of the Merger. Dr. Neenan is an entrepreneur and scientist with extensive chemistry and business development executive experience with AT&T Bell Labs, Geltex, Genzyme, Trine Pharma, Warwick Effect Polymers, Gelesis and Proxy Biomedical. He most recently served as Founder and Chief Technology Officer of Sideris Pharmaceuticals Inc., raising $32 million in equity financing in 2013. Dr. Neenan holds a B.Sc (Hons) in Chemistry and Math from the University College of Dublin in Ireland, a Ph.D in Synthetic Chemistry from Penn State University, and post-doctoral studies in chemistry at Harvard University. Dr. Neenan also brings a wealth of knowledge to the Company on drug manufacture and was instrumental in improving the synthetic process for SBP-101. He is the author of approximately 60 publications in the fields of chemistry and materials sciences and holds approximately 40 U.S. and international patents.

Dan Ryweck will serve as our Chief Financial Officer upon the effective time of the Merger. Prior to joining Sun BioPharma to serve as its Chief Financial Officer in June 2015, Mr. Ryweck was the Chief Compliance Officer for Mill City Ventures III from October 2013 to the present date. In addition, Mr. Ryweck has acted as a self-employed accountant since January 2000.

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Suzanne Gagnon will serve as our Chief Medical Officer and as a director of our Company upon the effective time of the Merger. Ms. Gagnon has served as a director of Sun BioPharma since June 2015 and as its Chief Medical Officer since January 2015. Previously, Ms. Gagnon served as the Lead Clinical Consultant to the Company. Prior to working for the Company, Ms. Gagnon was the President of Gagnon Consulting LLC from July 2014 through December 2014 consulting on medical, safety and regulatory matters. From December 2001 through July 2014, Ms. Gagnon had acted as the Chief Medical Officer for three companies, ICON Clinical Research, Nupathe, Inc., and Idis, Inc.

Non-Employee Directors

Paul W. Schaffer will serve as a director upon the effective time of the Merger. Mr. Schaffer has served as a director of Sun BioPharma since January 2014. Mr. Schaffer graduated from Minnesota Pharmacy School in 1966. He owned and operated a compounding pharmacy, Bloomington Drug, for 42 years. Mr. Schaffer is an experienced biotech investor.

D. Robert Schemel will serve as a director upon the effective time of the Merger. Mr. Schemel has served as a director of Sun BioPharma since March 2012. Mr. Schemel has over 39 years’ experience in the agriculture industry. From 1973-2005, Mr. Schemel owned and operated a farming operation in Kandiyohi County, Minnesota, building a 9000-acre operation producing corn, soybeans and sugar beets. Mr. Schemel has extensive experience in serving on boards of directors. From 1992-1996 he served as a board member for ValAdCo and then from 1996-2003 he served as the Chairman of the Board for Phenix Biocomposites. He is currently a member of the Southern Minnesota Beet Sugar Co-op which oversees the operation of the largest US sugar processing facility and a molasses desugarization facility in Renville, Minnesota, which has a total economic benefit currently exceeding $180 million annually.

Board of Directors and Corporate Governance

The Company’s Board of Directors is responsible for establishing broad corporate policies and for overseeing our overall management. In addition to considering various matters which require board approval, the Board provides advice and counsel to, and ultimately monitors the performance of, our executive officer(s). All directors hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified. Officers are elected to serve, subject to the discretion of the Board, until their successors are appointed.

Mr. Kaysen will become our Chief Executive Officer and Dr. Cullen will lead our Board of Directors as Executive Chairman. We do not intend to designate a lead independent director. We believe that this structure will be appropriate for the Company after the effective time of the Merger. Specifically, we believe that the proposed leadership structure will provide leadership and engagement in our operations.

Director Independence; Structure of the Board of Directors

Our board of directors will consist of six directors upon completion of the Merger. Two of whom will be independent directors, as defined under the applicable rules of The NASDAQ Stock Market, which we intend to voluntarily adopt as our standard for director independence. These independent directors will be Messrs. Schaffer and Schemel.

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Committees of Our Board of Directors

The board of directors intends to establish three standing committees: an audit committee, a compensation committee and a nominating committee.

The membership of each committee has not yet been determined.

Our board of directors expects to adopt written charters for each of its committees. Current copies of all committee charters will appear on our website at www.sunbiopharma.com and will be available in printed form upon written request delivered to Corporate Secretary, 712 Vista Blvd #305, Waconia, Minnesota 55387.

Audit Committee

The audit committee’s primary functions, among others will be to: (a) assist the board of directors in discharging its statutory and fiduciary responsibilities with regard to audits of the books and records of our Company and the monitoring of its accounting and financial reporting practices; (b) carry on appropriate oversight to determine that our Company and its subsidiaries have adequate administrative and internal accounting controls and that they are operating in accordance with prescribed procedures and codes of conduct; and (c) independently review our Company’s financial information that is distributed to stockholders and the general public.

Compensation Committee

The compensation committee will review and approve on an annual basis the goals and objectives relevant to our Chief Executive Officer’s compensation and the annual compensation of our executive officers in light of their respective performance evaluations. Our compensation committee will be responsible for administering our equity plans, including approval of individual grants of stock options and other awards.

Nominating Committee

The nominating committee will be primarily responsible for identifying individuals qualified to serve as members of our board of directors, recommending individuals to our board of directors for nomination as directors and committee membership, reviewing the compensation paid to our non-employee directors and recommending adjustments in director compensation, as necessary, in addition to overseeing the annual evaluation of our board of directors.

Code of Conduct

Our board of directors will adopted a code of business conduct and ethics relating to the conduct of our business by our employees, officers and directors, which will be posted on our Company website.

Role of the Board in Risk Oversight

One of the key functions of our board of directors will be to inform oversight of our risk management process. The board of directors will not not have a standing risk management committee, but rather will administer this oversight function directly through the board of directors as a whole, as well as through various standing committees of our board of directors that will address risks inherent in their respective areas of oversight. In particular, our board of directors will be responsible for monitoring and assessing strategic risk exposure and our audit committee will have the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. Our nominating committee will monitor the effectiveness of our corporate governance practices, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee will assess and monitor whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Compensation Committee Interlocks and Insider Participation

None of the expected members of the compensation committee nor any New Director expected to become a member of the compensation committee will have at any time during the last completed fiscal year been an officer or employee of our Company. None of our executive officers will have served as a member of the board of directors or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors during the last completed fiscal year.

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None of the members of the compensation committee will have at any time during the last completed fiscal year been an officer or employee of our Company. None of our executive officers will have served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during the last completed fiscal year.

Family Relationships

There is no family relationship among the New Directors or executive officers.

Legal Proceedings

There are no material proceedings pursuant to which any of the New Directors or any of the persons expected to serve as executive officers is a party adverse to the Company.

Code of Ethics

We do not currently have a code of ethics. We believe this approach is appropriate in light of the Company’s current capital structure and level of operations, but we expect to continue to evaluate the appropriateness of adopting a code of ethics as our Company continues to develop.

Communication to the Board of Directors

After the Change in Control, you may contact our Board of Directors or any director by mail addressed to the attention of our entire Board or the specific director identified by name or title, at c/o Sun BioPharma, Inc., 712 Vista Blvd #305, Waconia, Minnesota 55387. All communications will be submitted to our Board or the specified director on a periodic basis.

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EXECUTIVE COMPENSATION

The following table sets forth information concerning the annual and long-term compensation awarded to, earned by, or paid to the named executive officer for all services rendered in all capacities to our company for the years ended December 31, 2014, 2013, and 2012:

Summary Compensation Table
Name & Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)		Total ($)
David Fuhrman, CEO	2014	120,091	-	-	-	-	19,063	(1)	139,154
	2013	40,000	48,500	-	-	-	19,210	(2)	107,710
	2012	23,340	55,000	-	-	-	19,258	(3)	97,599

________________

1      In 2014, the Company paid Mr. Fuhrman’s health insurance in the amount of $14,588, dental insurance in the amount $1,475, and contributed $3,000 to a health savings account for his benefit.

2      In 2013, the Company paid Mr. Fuhrman’s health insurance in the amount of $14,798, dental insurance in the amount $1,412, and contributed $3,000 to a health savings account for his benefit.

3      In 2012, the Company paid Mr. Fuhrman’s health insurance in the amount of $14,867, dental insurance in the amount $1,391, and contributed $3,000 to a health savings account for his benefit.

RELATED PARTY TRANSACTIONS

Our board of directors has adopted a written policy regarding transactions with related persons, which we refer to as our related party transaction approval policy. Our related party transaction approval policy requires that any executive officer proposing to enter into a transaction with a “related party” generally must promptly disclose to our audit committee the proposed transaction and all material facts with respect thereto. In reviewing a transaction, our audit committee will consider all relevant facts and circumstances, including (1) the commercial reasonableness of the terms, (2) the benefit and perceived benefits, or lack thereof, to us, (3) the opportunity costs of alternate transactions and (4) the materiality and character of the related party’s interest, and the actual or apparent conflict of interest of the related party.

Our audit committee will not approve or ratify a related party transaction unless it determines that, upon consideration of all relevant information, the transaction is beneficial to our Company and stockholders and the terms of the transaction are fair to our Company. No related party transaction will be consummated without the approval or ratification of our audit committee. It will be our policy that a director will recuse his or her self from any vote relating to a proposed or actual related party transaction in which they have an interest. Under our related party transaction approval policy, a “related party” includes any of our directors, director nominees, executive officers, any beneficial owner of more than 5% of our common stock and any immediate family member of any of the foregoing. Related party transactions exempt from our policy include transactions available to all of our employees and stockholders on the same terms and transactions between us and the related party that, when aggregated with the amount of all other transactions between us and the related party or its affiliates, involve less than $120,000 in a fiscal year.

Third-Party Stock and Debt Transaction

Pursuant to purchase agreements dated June 12, 2015, two former directors and then-majority shareholders of our Company, David Fuhrman and Robert Sargent (through his entity, Rare Principle, L.C.), sold (i) an aggregate of 517,266 shares of common stock, and (ii) a $250,000 portion of loan indebtedness they are owed by the Company, to three unrelated third parties for total consideration of $250,000 (collectively, the “Debt Transactions”). Closings under the purchase agreements will occur contemporaneously with the Merger. The loan indebtedness sold was not modified from its existing terms and is not convertible into equity.

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Pursuant to stock purchase agreements dated June 12, 2015, three of our non-executive affiliate shareholders entered into stock purchase agreements to sell a total 566,067 shares of common stock to three unrelated third parties at a purchase price of $0.01 per share (collectively with the Debt Transactions, the “Stock Transactions”). Closings under the stock purchase agreements will occur contemporaneously with the Merger. Certain of the purchasers, as set forth below, are deemed affiliates of Sun BioPharma.

Seller	Purchaser	Shares Sold/Purchased	Debt Sold/Purchased
David Fuhrman (1)	Ryan Gilbertson 2012 Family Trust (2)	300,561	$125,000
Rare Principle, L.C. (3)	Douglas Polinsky (4)	216,705	$100,000
Rare Principle, L.C. (3)	Providence Investments LLC (5)	–	$25,000
Cartwright Investments, Ltd (6)	Clearline Ventures, LLC (7)	218,000	–
The Marks Family Limited Partnership (8)	Providence Investments LLC (5)	177,535	–
Doug Adamson	Ryan Gilbertson 2012 Family Trust (2)	170,532	–
	Total:	1,083,333	$250,000

_____________

1	Former CEO & director of the Company.

2

Weldon Gilbertson has sole voting and dispositive power with respect to the securities held in the name of the Ryan Gilbertson 2012 Family Trust, and is therefore considered the beneficial owner of securities held in the name of the trust.

3

Robert Sargent, one of the Company’s directors, has sole voting and dispositive power with respect to the securities held in the name of Rare Principle, L.C., and will therefore be considered the beneficial owner of securities held in the name of such entity.

4	Douglas Polinsky is a director of Sun BioPharma, Inc.

5

Christopher Johnson has sole voting and dispositive power with respect to securities held in the name of Providence Investments LLC, and will therefore be considered the beneficial owner of securities held in the name of such entity. Mr. Johnson may be deemed an employee of Sun BioPharma, Inc.

6

Peter Cartwright has sole voting and dispositive power with respect to the securities held in the name of Cartwright Investments, Ltd, and will therefore be considered the beneficial owner of securities held in the name of such entity.

7

Thomas Howells has sole voting and dispositive power with respect to securities held in the name of Clearline Ventures, LLC, and will therefore be considered the beneficial owner of securities held in the name of such entity.

8

Andrew Marks has sole voting and dispositive power with respect to securities held in the name of The Marks Family Limited Partnership, and will therefore be considered the beneficial owner of securities held in the name of such entity.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

During fiscal year 2014, we filed a Form 8-A registration statement under Section 12 of the Securities Exchange Act of 1934, as amended. Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms. Copies of our SEC filing are also available to the public from the SEC’s website at www.sec.gov.

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SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on August 24, 2015.

Cimarron Medical, Inc.

By:	/s/ David Fuhrman
David Fuhrman
Chief Executive Officer

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